United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Salobo Mine plant - Marabá, Pará, Brazil

Interim Financial Statements

September 30, 2023

IFRS

VALE

Contents

Report of Independent Registered Public Accounting Firm	1
Consolidated Income Statement	2
Consolidated Statement of Comprehensive Income	3
Consolidated Statement of Cash Flows	4
Consolidated Statement of Financial Position	5
Consolidated Statement of Changes in Equity	6
1. Corporate information	7
2. Basis of preparation of interim financial statements	7
3. Significant events in the three-month period ended September 30, 2023	8
4. Information by business segment and geographic area	8
5. Costs and expenses by nature	12
6. Financial results	13
7. Income taxes	13
8. Basic and diluted earnings per share	15
9. Cash flows reconciliation	15
10. Accounts receivable	16
11. Inventories	17
12. Suppliers and contractors	18
13. Other financial assets and liabilities	18
14. Investments in associates and joint ventures	19
15. Acquisitions and divestitures	20
16. Intangibles	23
17. Property, plant, and equipment	23
18. Financial and capital risk management	23
19. Financial assets and liabilities	31
20. Participative shareholders’ debentures	32
21. Loans, borrowings, leases, cash and cash equivalents and short-term investments	32
22. Brumadinho dam failure	34
23. Liabilities related to associates and joint ventures	37
24. Provision for de-characterization of dam structures and asset retirement obligations	41
25. Provisions	43
26. Litigations	43
27. Employee benefits	45
28. Equity	46
29. Related parties	47

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Vale S.A.

Results of review of interim financial statements

We have reviewed the accompanying consolidated statement of financial position of Vale S.A. and its subsidiaries ("Company") as of September 30, 2023, and the related consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows for the three and nine-month periods ended September 30, 2023 and 2022, and the consolidated statement of changes in equity for the nine-month periods ended September 30, 2023 and 2022, including the related notes (collectively referred to as the "interim financial statements"). Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company as of December 31, 2022, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended (not presented herein), and in our report dated February 16, 2023, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated financial position as of December 31, 2022, is fairly stated, in all material respects, in relation to the consolidated financial position from which it has been derived.

Basis for review results

These interim financial statements are the responsibility of the Company's management. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Rio de Janeiro, October 26, 2023

/s/PricewaterhouseCoopers Auditores Independentes Ltda.

1

Consolidated Income Statement

In millions of United States dollars, except earnings per share

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Continuing operations
Net operating revenue	4(b)	10,623	9,929	28,730	31,898
Cost of goods sold and services rendered	5(a)	(6,309)	(6,301)	(17,198)	(16,873)
Gross profit		4,314	3,628	11,532	15,025

Operating expenses
Selling and administrative	5(b)	(150)	(119)	(407)	(367)
Research and development		(188)	(170)	(492)	(442)
Pre-operating and operational stoppage	24	(115)	(89)	(342)	(354)
Other operating expenses, net	5(c)	(511)	(387)	(1,118)	(1,098)
Impairment reversal (impairment) and results on disposal of non-current assets, net	15 and 17	(75)	(40)	(145)	950
Operating income		3,275	2,823	9,028	13,714

Financial income	6	100	141	327	428
Financial expenses	6	(362)	(221)	(1,079)	(888)
Other financial items, net	6	(123)	2,427	(320)	3,386
Equity results and other results in associates and joint ventures	14 and 23	94	78	44	233
Income before income taxes		2,984	5,248	8,000	16,873

Income taxes	7	(127)	(804)	(2,337)	(3,806)

Net income from continuing operations		2,857	4,444	5,663	13,067
Net income (loss) attributable to noncontrolling interests		21	(11)	98	63
Net income from continuing operations attributable to Vale's shareholders		2,836	4,455	5,565	13,004

Discontinued operations
Net income from discontinued operations	15(g)	-	-	-	2,060
Net income from discontinued operations attributable to Vale's shareholders		-	-	-	2,060

Net income		2,857	4,444	5,663	15,127
Net income (loss) attributable to noncontrolling interests		21	(11)	98	63
Net income attributable to Vale's shareholders		2,836	4,455	5,565	15,064

Basic and diluted earnings per share from continuing operations	8
Common share (US$)		0.66	0.98	1.27	2.78

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (US$)		0.66	0.98	1.27	3.22

The accompanying notes are an integral part of these interim financial statements.

2

Consolidated Statement of Comprehensive Income

In millions of United States dollars

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Net income		2,857	4,444	5,663	15,127
Other comprehensive income:
Items that will not be reclassified to income statement
Translation adjustments		(1,439)	(1,282)	1,574	1,046
Retirement benefit obligations		54	8	42	151
Fair value adjustment to investment in equity securities		-	-	13	-
		(1,385)	(1,274)	1,629	1,197

Items that may be reclassified to income statement
Translation adjustments		86	(187)	(317)	(1,236)
Net investment hedge	18	(68)	(47)	77	27
Cash flow hedge	18	(16)	40	(2)	48
Reclassification of cumulative translation adjustment to income statement	14(a) and 15	-	(1,608)	-	(4,830)
		2	(1,802)	(242)	(5,991)
Comprehensive income		1,474	1,368	7,050	10,333

Comprehensive income (loss) attributable to noncontrolling interests		18	(10)	102	58
Comprehensive income attributable to Vale's shareholders		1,456	1,378	6,948	10,275

Items above are stated net of tax and the related taxes are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

3

Consolidated Statement of Cash Flows

In millions of United States dollars

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash flow from operations	9(a)	4,128	4,591	11,667	15,860
Interest on loans and borrowings paid	9(c)	(174)	(194)	(543)	(650)
Cash received (paid) on settlement of derivatives, net	18(d)	70	100	242	(18)
Payments related to Brumadinho event	22	(292)	(423)	(913)	(806)
Payments related to de-characterization of dams	24	(146)	(95)	(319)	(247)
Interest on participative shareholders' debentures paid	20	-	-	(127)	(235)
Income taxes (including settlement program) paid		(720)	(582)	(1,631)	(4,372)
Net cash generated by operating activities from continuing operations		2,866	3,397	8,376	9,532
Net cash generated by operating activities from discontinued operations	15(g)	-	-	-	41
Net cash generated by operating activities		2,866	3,397	8,376	9,573

Cash flow from investing activities:
Capital expenditures	4(c)	(1,464)	(1,230)	(3,802)	(3,659)
Proceeds (payments) from disposal of investments, net	9(b)	-	140	(67)	577
Dividends received from associates and joint ventures	14	-	28	105	164
Other investing activities, net		(235)	48	(328)	199
Net cash used in investing activities from continuing operations		(1,699)	(1,014)	(4,092)	(2,719)
Net cash used in investing activities from discontinued operations	15(g)	-	-	-	(103)
Net cash used in investing activities		(1,699)	(1,014)	(4,092)	(2,822)

Cash flow from financing activities:
Loans and borrowings from third-parties	9(c)	150	150	1,950	775
Payments of loans and borrowings from third-parties	9(c)	(13)	(448)	(633)	(2,276)
Payments of leasing	22	(47)	(48)	(139)	(146)
Dividends and interest on capital paid to Vale’s shareholders	28(c)	(1,678)	(3,123)	(3,473)	(6,603)
Dividends and interest on capital paid to noncontrolling interest		-	(3)	(8)	(10)
Shares buyback program	28(d)	(546)	(686)	(2,670)	(5,070)
Stake acquisition on subsidiaries	15(c)	-	-	(130)	-
Net cash used in financing activities from continuing operations		(2,134)	(4,158)	(5,103)	(13,330)
Net cash used in financing activities from discontinued operations	15(g)	-	-	-	(11)
Net cash used in financing activities		(2,134)	(4,158)	(5,103)	(13,341)

Net decrease in cash and cash equivalents		(967)	(1,775)	(819)	(6,590)
Cash and cash equivalents in the beginning of the period		4,983	7,185	4,736	11,721
Effect of exchange rate changes on cash and cash equivalents		(49)	(228)	50	62
Cash and cash equivalents from subsidiaries sold, net		-	-	-	(11)
Cash and cash equivalents at end of the period		3,967	5,182	3,967	5,182

The accompanying notes are an integral part of these interim financial statements.

4

Consolidated Statement of Financial Position

In millions of United States dollars

	Notes	September 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	21	3,967	4,736
Short-term investments	21	60	61
Accounts receivable	10	3,348	4,319
Other financial assets	13	426	342
Inventories	11	5,114	4,482
Recoverable taxes	7(d)	1,355	1,272
Other		403	314
		14,673	15,526
Non-current assets
Judicial deposits	26(c)	1,296	1,215
Other financial assets	13	586	280
Recoverable taxes	7(d)	1,264	1,110
Deferred income taxes	7(a)	9,682	10,770
Other		1,232	1,019
		14,060	14,394

Investments in associates and joint ventures	14	1,923	1,798
Intangibles	16	10,583	10,238
Property, plant, and equipment	17	47,750	44,938
		74,316	71,368
Total assets		88,989	86,894

Liabilities
Current liabilities
Suppliers and contractors	12	5,582	4,461
Loans, borrowings, and leases	21	976	489
Other financial liabilities	13	1,538	1,672
Taxes payable	7(d)	630	470
Settlement program ("REFIS")	7(c)	407	371
Liabilities related to associates and joint ventures	23	899	1,911
Provisions	25	943	1,036
Liabilities related to Brumadinho	22	1,324	944
De-characterization of dams and asset retirement obligations	24	845	661
Dividends payable		-	1,383
Other		500	493
		13,644	13,891
Non-current liabilities
Loans, borrowings, and leases	21	13,060	12,223
Participative shareholders' debentures	20	2,405	2,725
Other financial liabilities	13	2,583	2,843
Settlement program ("REFIS")	7(c)	1,744	1,869
Deferred income taxes	7(a)	1,343	1,413
Provisions	25	2,572	2,446
Liabilities related to Brumadinho	22	1,873	2,368
De-characterization of dams and asset retirement obligations	24	6,111	6,520
Liabilities related to associates and joint ventures	23	2,320	1,410
Streaming transactions		1,621	1,612
Other		226	216
		35,858	35,645
Total liabilities		49,502	49,536

Equity	28
Equity attributable to Vale's shareholders		37,990	35,867
Equity attributable to noncontrolling interests		1,497	1,491
Total equity		39,487	37,358
Total liabilities and equity		88,989	86,894

The accompanying notes are an integral part of these interim financial statements.

5

Consolidated Statement of Changes in Equity

In millions of United States dollars

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as at December 31, 2022		61,614	1,139	20,744	(4,980)	(1,675)	(40,975)	-	35,867	1,491	37,358
Net income		-	-	-	-	-	-	5,565	5,565	98	5,663
Other comprehensive income		-	-	743	-	42	598	-	1,383	4	1,387
Dividends and interest on capital of Vale's shareholders	28(c)	-	-	(437)	-	-	-	(1,744)	(2,181)	-	(2,181)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(37)	(37)
Acquisitions and disposal of noncontrolling interest	15(c)	-	-	-	-	3	-	-	3	(59)	(56)
Shares buyback program	28(d)	-	-	-	(2,670)	-	-	-	(2,670)	-	(2,670)
Treasury shares canceled	28(b)	-	-	(4,164)	4,164	-	-	-	-	-	-
Share-based payment programs	27(b)	-	-	-	26	(3)	-	-	23	-	23
Balance as at September 30, 2023		61,614	1,139	16,886	(3,460)	(1,633)	(40,377)	3,821	37,990	1,497	39,487

Balance as at December 31, 2021		61,614	1,139	15,702	(5,579)	(1,960)	(36,444)	-	34,472	834	35,306
Net income		-	-	-	-	-	-	15,064	15,064	63	15,127
Other comprehensive income		-	-	1,021	-	191	(6,001)	-	(4,789)	(5)	(4,794)
Dividends and interest on capital of Vale's shareholders		-	-	(3,500)	-	-	-	(3,000)	(6,500)	-	(6,500)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(6)	(6)
Acquisitions and disposal of noncontrolling interest	15(g)	-	-	-	-	-	-	-	-	584	584
Shares buyback program	28(d)	-	-	-	(5,070)	-	-	-	(5,070)	-	(5,070)
Treasury shares canceled	28(b)	-	-	(6,616)	6,616	-	-	-	-	-	-
Share-based payment programs		-	-	-	19	6	-	-	25	-	25
Balance as at September 30, 2022		61,614	1,139	6,607	(4,014)	(1,763)	(42,445)	12,064	33,202	1,470	34,672

The accompanying notes are an integral part of these interim financial statements.

6

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil with securities traded on the share exchanges of São Paulo – B3 S.A. (VALE3), New York - NYSE (VALE) and Madrid – LATIBEX (XVALO).

Vale S.A. and its subsidiaries (“Vale” or the “Company”) are global producers of: (i) iron ore and iron ore pellets, which are key raw materials for steelmaking, (ii) nickel, that is used to produce stainless steel, electric vehicles and metal alloys employed in the production process of several products, (iii) copper, used in the construction sector to produce pipes and electrical wires, and (iv) platinum, gold, silver, and cobalt as by-products of nickel and copper. To outflow its production, Vale also operates a railroad and port logistics system in Brazil.

Most of the Company’s products are sold to international markets, through the Company's main trading company, Vale International SA (“VISA”), a wholly owned subsidiary located in Switzerland.

In addition, Vale has investments in associates and joint operations which operate energy assets to reduce energy costs, minimize the risk of shortages and meet its energy consumption needs through renewable sources.

The Company also used to produce and sell thermal and metallurgical coal until the sale of this operation in April 2022 (note 15g), which results are presented in these interim financial statements as “discontinued operations”.

In line with the Company’s energy transition strategy, Vale entered into an agreement with Manara Minerals and Engine No. 1 during the current quarter to sell a minority interest in the energy transition metals business (notes 3 and 15a).

2. Basis of preparation of interim financial statements

The condensed consolidated interim financial statements of the Company (“interim financial statements”) have been prepared and are being presented in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All relevant information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be analyzed together with the financial statements for the year ended December 31, 2022. Accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 26, 2023.

a) New and amended standards

In June 2023, the International Sustainability Standards Board (“ISSB”) issued IFRS S1 General Requirements for Disclosure of Sustainability-related Financial Information and IFRS S2 Climate-related Disclosures, which provide requirements for disclosures on sustainability-related risks and opportunities and climate-related specific disclosures, respectively. The Company is currently assessing the potential impacts arising from these standards, which are both effective for annual reporting periods beginning on or after 1 January 2024.

Certain other new accounting standards, amendments and interpretations have been published that are not mandatory for December 31, 2023 reporting periods or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Functional currency and presentation currency

The interim financial information of the Parent Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

7

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2023	December 31, 2022	2023	2022	2023	2022
US Dollar ("US$")	5.0076	5.2177	4.8803	5.2462	5.0083	5.1360
Canadian dollar ("CAD")	3.6997	3.8550	3.6404	4.0189	3.7228	4.0024
Euro ("EUR")	5.3000	5.5694	5.3122	5.2838	5.4249	5.4629

3. Significant events in the three-month period ended September 30, 2023

Strategic partnership on the Energy Transition Metals business (note 15a) - In July 2023, the Company signed two separate binding agreements with Manara Minerals and Engine No. 1, which will hold a combined 13% equity interest in Vale Base Metals Limited (“VBM”) for the consideration of approximately US$3.4 billion. These agreements will be accounted for as an equity transaction with any result being recognized in shareholder’s equity upon closing of the transaction.

Shareholders remuneration (note 28c) - On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of US$1,744 (R$8,277 million) as an anticipation of the remuneration for the year ended December 31, 2023. This amount was fully paid in September 2023.

On October 26, 2023 (subsequent event), the Board of Directors approved an additional remuneration to its shareholders in the amount of US$2,000 (R$10,033 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which US$657 (R$3,295 million) was approved as interest on capital and US$1,343 (R$6,738 million) as dividends. This amount is expected to be paid in December 2023.

Share buyback program (subsequent event) - On October 26, 2023, the Board of Directors approved the common shares buyback program, limited to a maximum of 150 million common shares or their respective ADRs. The new share buyback program aims to continue the program approved in April 2022, which will be concluded in October 2023.

4. Information by business segment and geographic area

Segment	Main activities
Iron Solutions	Comprise the production and extraction of iron ore, iron ore pellets, manganese, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the production and extraction of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Coal (discontinued operation)	Comprise the production and extraction of metallurgical and thermal coal and its logistic related services.
Other	Includes the revenue and cost of other products, services, research and development, investments in joint ventures and associates of other business and corporate expenses unallocated to the reportable segments, financial information related to Midwestern system and costs related to the Brumadinho event.

The segments are aligned with products and reflect the structure used by Management to evaluate the Company’s performance. The responsible bodies for making operational decisions, allocating resources and evaluating performance are the Executive Committee and Board of Directors. Accordingly, the performance of the operating segments is assessed based on a measure of adjusted EBITDA, among other measures.

8

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Adjusted EBITDA

The definition of Adjusted EBITDA for the Company is the operating income or loss plus dividends received and interest from associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment reversal (impairment) and results on disposal of non-current assets.

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022

Iron ore		3,696	2,806	9,421	11,715
Iron ore pellets		712	933	2,197	2,910
Other ferrous products and services		47	34	98	97
Iron solutions		4,455	3,773	11,716	14,722

Nickel		110	209	703	1,314
Copper		269	155	725	404
Energy Transition Metals		379	364	1,428	1,718

Other		(657)	(471)	(1,517)	(1,306)

Adjusted EBITDA from continuing operations		4,177	3,666	11,627	15,134

Depreciation, depletion and amortization	4(c)	(780)	(775)	(2,215)	(2,271)
Impairment reversal (impairment) and results on disposal of non-current assets, net and other (i)	15 and 17	(122)	(40)	(279)	950
Dividends received and interest from associates and joint ventures	14	-	(28)	(105)	(99)
Operating income		3,275	2,823	9,028	13,714

Equity results and other results in associates and joint ventures	14	94	78	44	233
Financial results	6	(385)	2,347	(1,072)	2,926
Income taxes	7	(127)	(804)	(2,337)	(3,806)
Net income from continuing operations		2,857	4,444	5,663	13,067

(i) Includes adjustments of US$47 and US$134 in the three and nine-month periods ended September 30, 2023, respectively, to reflect the performance of the streaming transactions at market prices.

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Adjusted EBITDA from discontinued operations		-	-	-	171

Impairment and results on disposals of non-current assets, net		-	-	-	(589)
Operating loss	15(g)	-	-	-	(418)

Financial results		-	-	-	3,065
Derecognition of noncontrolling interest		-	-	-	(585)
Income taxes		-	-	-	(2)
Net income from discontinued operations	15(g)	-	-	-	2,060

9

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Net operating revenue by shipment destination

	Three-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	64	1	74	39	-	178
United States of America	-	38	-	285	-	-	323
Germany	47	-	1	74	139	-	261
Europe, except Germany	167	19	-	226	283	-	695
Middle East, Africa, and Oceania	-	637	-	11	-	-	648
Japan	597	104	-	142	-	-	843
China	5,613	-	-	193	54	-	5,860
Asia, except Japan and China	595	120	2	82	101	-	900
Brazil	312	406	139	16	-	42	915
Net operating revenue	7,331	1,388	143	1,103	616	42	10,623

	Three-month period ended September 30, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	-	127	-	140	-	-	267
United States of America	-	102	-	321	-	-	423
Germany	75	16	-	179	107	-	377
Europe, except Germany	194	124	-	317	348	-	983
Middle East, Africa, and Oceania	-	629	-	10	-	-	639
Japan	658	31	-	168	-	-	857
China	4,337	-	-	303	-	-	4,640
Asia, except Japan and China	507	145	1	108	24	-	785
Brazil	282	482	117	17	-	60	958
Net operating revenue	6,053	1,656	118	1,563	479	60	9,929

	Nine-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil	1	312	1	340	41	-	695
United States of America	-	221	-	1,044	-	-	1,265
Germany	185	33	2	371	392	-	983
Europe, except Germany	860	277	-	769	857	-	2,763
Middle East, Africa, and Oceania	-	1,560	-	29	-	-	1,589
Japan	1,699	210	-	447	-	-	2,356
China	13,252	2	-	488	163	-	13,905
Asia, except Japan and China	1,517	228	7	449	145	-	2,346
Brazil	1,034	1,280	368	53	-	93	2,828
Net operating revenue	18,548	4,123	378	3,990	1,598	93	28,730

10

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30, 2022
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
Americas, except United States and Brazil		388	5	417	-	125	935
United States of America		176	-	1,034	-	-	1,210
Germany	296	16	-	490	398	-	1,200
Europe, except Germany	1,172	288	-	821	767	-	3,048
Middle East, Africa, and Oceania	-	1,779	-	19	-	26	1,824
Japan	1,992	179	-	556	5	-	2,732
China	14,289	41	8	793	-	-	15,131
Asia, except Japan and China	1,636	318	9	389	111	47	2,510
Brazil	1,036	1,615	343	49	-	265	3,308
Net operating revenue	20,421	4,800	365	4,568	1,281	463	31,898

c) Assets by segment

	September 30, 2023				December 31, 2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Investments in associates and joint ventures	1,345	12	566	1,923	1,296	-	502	1,798
Intangibles	8,671	1,850	62	10,583	8,330	1,847	61	10,238
Property, plant and equipment	26,960	18,210	2,580	47,750	24,718	17,808	2,412	44,938
	36,976	20,072	3,208	60,256	34,344	19,655	2,975	56,974

	Three-month period ended September 30,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	508	257	15	780	442	325	8	775

Capital expenditures
Sustaining capital (i)	609	357	30	996	497	341	17	855
Project execution	354	96	18	468	200	81	94	375
	963	453	48	1,464	697	422	111	1,230

	Nine-month period ended September 30,
	2023				2022
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total
Depreciation, depletion and amortization	1,413	760	42	2,215	1,355	880	36	2,271

Capital expenditures
Sustaining capital (i)	1,593	946	93	2,632	1,473	954	71	2,498
Project execution	845	263	62	1,170	581	238	342	1,161
	2,438	1,209	155	3,802	2,054	1,192	413	3,659

(i) According to the Company's shareholder remuneration policy, dividends are calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

11

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Assets by geographic area

	September 30, 2023				December 31, 2022
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	1,911	8,741	31,106	41,758	1,798	8,391	28,210	38,399
Canada	-	1,841	11,211	13,052	-	1,845	11,178	13,023
Americas, except Brazil and Canada	-	-	4	4	-	-	4	4
Europe	-	-	703	703	-	-	747	747
Indonesia	12	1	2,771	2,784	-	1	2,731	2,732
Asia, except Indonesia and China	-	-	738	738	-	-	786	786
China	-	-	16	16	-	1	19	20
Oman	-	-	1,201	1,201	-	-	1,263	1,263
Total	1,923	10,583	47,750	60,256	1,798	10,238	44,938	56,974

5. Costs and expenses by nature

a)    Cost of goods sold, and services rendered

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Materials and services	1,087	958	2,903	2,492
Freight	1,206	1,315	2,887	3,317
Maintenance	997	755	2,763	2,188
Depreciation, depletion and amortization	747	752	2,097	2,174
Acquisition of products	564	763	1,646	1,898
Personnel	460	454	1,383	1,292
Fuel oil and gas	417	497	1,227	1,134
Royalties	343	245	895	733
Energy	215	188	567	520
Others	273	374	830	1,125
Total	6,309	6,301	17,198	16,873

b)       Selling and administrative expenses

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Personnel	53	42	150	140
Services	32	28	90	80
Selling	26	16	65	59
Depreciation and amortization	12	9	37	32
Other	27	24	65	56
Total	150	119	407	367

c)       Other operating expenses, net

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Expenses related to Brumadinho event	22	305	301	687	704
Expenses related to de-characterization of dam	24(a)	-	35	-	72
Asset retirement obligations	24(b)	3	-	16	40
Provision for litigations	26(a)	78	32	161	96
Profit sharing program		29	26	116	93
Other		96	(7)	138	93
Total		511	387	1,118	1,098

12

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

6.	Financial results

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Financial income
Short-term investments		75	119	245	369
Other		25	22	82	59
		100	141	327	428
Financial expenses
Loans and borrowings gross interest	9(c)	(192)	(140)	(557)	(463)
Capitalized loans and borrowing costs		5	9	15	40
Interest on REFIS		(38)	(42)	(114)	(113)
Interest on lease liabilities	21	(14)	(15)	(44)	(47)
Other		(123)	(33)	(379)	(305)
		(362)	(221)	(1,079)	(888)
Other financial items, net
Participative shareholders' debentures	20	30	470	304	758
Financial guarantees	15(b)	-	-	-	479
Derivative financial instruments, net	18(c)	(51)	190	704	781
Foreign exchange and indexation gains (losses), net	14(a) e 15	(102)	1,767	(1,328)	1,368
		(123)	2,427	(320)	3,386
Total		(385)	2,347	(1,072)	2,926

Financial guarantees

As of September 30, 2023, the total guarantees granted by the Company (within the limit of its direct or indirect interest) for certain associates and joint ventures was US$266 (December 31, 2022: US$1,522), which the fair value is presented in note 13.

7. Income taxes

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year.

The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Income before income taxes		2,984	5,248	8,000	16,873
Income taxes at statutory rate (34%)		(1,014)	(1,784)	(2,720)	(5,736)
Adjustments that affect the taxes basis:
Tax incentives		459	479	1,361	1,538
Equity results		32	28	35	58
Addition (reduction) of tax loss carryforward		495	(56)	252	(500)
Reversal of deferred income tax related to Renova Foundation	23(c)	-	-	(1,078)	-
Other		(99)	529	(187)	834
Income taxes		(127)	(804)	(2,337)	(3,806)
Current tax		(278)	(514)	(900)	(1,948)
Deferred tax		151	(290)	(1,437)	(1,858)
Income taxes		(127)	(804)	(2,337)	(3,806)

13

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)	Deferred income tax assets and liabilities

	Assets	Liabilities	Deferred taxes, net
Balance as at December 31, 2022	10,770	1,413	9,357
Effect in income statement	(1,526)	(89)	(1,437)
Translation adjustment	441	(13)	454
Transfers between assets and liabilities	(1)	(1)	-
Other comprehensive income	(2)	33	(35)
Balance as at September 30, 2023	9,682	1,343	8,339

Balance as at December 31, 2021	11,441	1,881	9,560
Effect in income statement	(1,881)	(23)	(1,858)
Translation adjustment	375	(100)	475
Other comprehensive income	74	62	12
Transfers between assets and liabilities	(184)	(184)	-
Sale of California Steel Industries	-	(28)	28
Balance as at September 30, 2022	9,825	1,608	8,217

c)	Income taxes - Settlement program (“REFIS”)

	September 30, 2023	December 31, 2022
Current liabilities	407	371
Non-current liabilities	1,744	1,869
REFIS liabilities	2,151	2,240

SELIC rate	12.75%	13.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and affiliates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d)   Uncertain tax positions (“UTP”)

There have not been any relevant developments on matters related to UTP since the financial statements for the year ended December 31, 2022.

e) Recoverable and payable taxes

	September 30, 2023			December 31, 2022
	Current assets	Non-current assets	Current liabilities	Current assets	Non-current assets	Current liabilities
Value-added tax ("ICMS")	249	2	20	261	1	46
Brazilian federal contributions ("PIS" and "COFINS")	556	894	51	690	740	35
Income taxes	542	366	304	309	369	221
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	72	-	-	54
Other	8	2	183	12	-	114
Total	1,355	1,264	630	1,272	1,110	470

14

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net income attributable to Vale's shareholders
Net income from continuing operations	2,836	4,455	5,565	13,004
Net income from discontinued operations	-	-	-	2,060
Net income	2,836	4,455	5,565	15,064
Thousands of shares
Weighted average number of common shares outstanding	4,314,556	4,549,205	4,387,641	4,674,248
Weighted average number of common shares outstanding and potential ordinary shares	4,318,388	4,553,843	4,391,472	4,678,886

Basic and diluted earnings per share from continuing operations
Common share (US$)	0.66	0.98	1.27	2.78
Basic and diluted earnings per share from discontinued operations
Common share (US$)	-	-	-	0.44
Basic and diluted earnings per share
Common share (US$)	0.66	0.98	1.27	3.22

9. Cash flows reconciliation

a) Cash flow from operating activities:

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash flow from operating activities:
Income before income taxes		2,984	5,248	8,000	16,873
Adjusted for:
Equity results and other results in associates and joint ventures	14 and 23	(94)	(78)	(44)	(233)
Impairment (impairment reversal) and results on disposal of non-current assets, net	15 and 17	75	40	145	(950)
Provisions related to Brumadinho	22	184	141	324	267
Provision for de-characterization of dams	24	-	35	-	72
Depreciation, depletion and amortization		780	775	2,215	2,271
Financial results, net	6	385	(2,347)	1,072	(2,926)
Changes in assets and liabilities:
Accounts receivable	10	(410)	3	1,029	1,782
Inventories	11	(97)	(287)	(617)	(896)
Suppliers and contractors	12	480	1,169	945	929
Other assets and liabilities, net		(159)	(108)	(1,402)	(1,329)
Cash flow from operations		4,128	4,591	11,667	15,860

b) Cash flow from investing activities

		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2023	2022	2023	2022
Cash received from the sale of California Steel Industries	15(f)	-	-	-	437
Cash received from the sale of Companhia Siderúrgica do Pecém	15(b)	-	-	1,082	-
Cash contribution to Companhia Siderúrgica do Pecém	15(b)	-	-	(1,149)	-
Cash received from the sale of Midwestern System	15(e)	-	140	-	140
Proceeds (payments) from disposal of investments, net		-	140	(67)	577

15

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2022	6,497	280	4,404	11,181
Additions	1,500	-	450	1,950
Payments	(528)	(39)	(66)	(633)
Interest paid (i)	(329)	(20)	(194)	(543)
Cash flow from financing activities	643	(59)	190	774
Effect of exchange rate	7	13	2	22
Interest accretion	353	20	206	579
Non-cash changes	360	33	208	601
September 30, 2023	7,500	254	4,802	12,556

	Quoted in the secondary market	Debt contracts in Brazil	Debt contracts on the international market	Total
December 31, 2021	7,974	380	3,826	12,180
Additions	-	-	775	775
Payments	(1,429)	(208)	(639)	(2,276)
Interest paid (i)	(552)	(42)	(56)	(650)
Cash flow from financing activities	(1,981)	(250)	80	(2,151)
Effect of exchange rate	102	31	(71)	62
Interest accretion	403	119	53	575
Non-cash changes	505	150	(18)	637
September 30, 2022	6,498	280	3,888	10,666

(i)	Classified as operating activities in the statement of cash flows.

Additions

•	In September 2023, the Company contracted a loan of US$150 with Citibank, indexed to Secured Overnight Financing Rate (“SOFR”) with spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of US$1,500 with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033. The notes were sold at a price of 99.117% of the principal amount, resulting in a yield to maturity of 6.245%.

•	In March 2023, the Company contracted a loan of US$300 with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR with spread adjustments and maturing in 2028.

•	In July 2022, the Company contracted the credit line of US$150 with SMBC Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In May 2022, the Company contracted a loan of US$200 with MUFG Bank indexed to SOFR with spread adjustments and maturing in 2027.

•	In January 2022, the Company contracted two loans of US$425 with The Bank of Nova Scotia, indexed to SOFR with spread adjustments and maturing in 2027.

Payments

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of US$500, and paid a premium of US$22, recorded as “Other” under financial expenses (note 6) for the nine-month period ended September 30, 2023.

•	In January 2023, the Company paid principal and interest of debentures, in the amount of US$24.

•	In August 2022, the Company settled its infrastructure debentures of the 2nd series, by a payment of US$170.

•	In June 2022, the Company repurchased US$1,291 of its Bonds and paid a premium of US$113, which has been recorded and is presented as “Other expenses” in the financial results for the nine-month period ended September 30, 2022.

•	In January 2022, the Company prepaid US$200 of a loan maturing in 2023 with The Bank of Nova Scotia.

16

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d) Non-cash transactions

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Non-cash transactions:
Additions to property, plant and equipment - capitalized loans and borrowing costs	5	9	15	40

10. Accounts receivable

	Notes	September 30, 2023	December 31, 2022
Receivables from contracts with customers
Related parties	29	110	211
Third parties
Iron Solutions		2,678	3,132
Energy Transition Metals		603	984
Other		4	35
Accounts receivable		3,395	4,362
Expected credit loss		(47)	(43)
Accounts receivable, net		3,348	4,319

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The final sales price of these commodities is calculated based on the pricing period stipulated in the sales contracts, which generally is later than the revenue recognition date. Therefore, the Company initially recognizes revenue based on a provisional invoice and the receivables of the provisionally priced products are subsequently measured at fair value through profit or loss (note 19), with these changes in the value of the receivables recorded in the Company's net operating revenue.

The sensitivity of the Company’s risk on final settlement of provisionally priced accounts receivables is presented below:

	September 30, 2023
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (US$ million)
Iron ore	29,824	107	+/- 10%	+/- 319
Iron ore pellets	143	153	+/- 10%	+/- 2
Copper	89	7,941	+/- 10%	+/- 70

11. Inventories

	September 30, 2023	December 31, 2022
Finished products
Iron Solutions	2,713	2,126
Energy Transition Metals	649	651
	3,362	2,777

Work in progress	700	800
Consumable inventory	1,173	1,010

Net realizable value provision (i)	(121)	(105)
Total of inventories	5,114	4,482

(i) In the nine-month period ended September 30, 2023, the effect of the net realizable value provision in the income statement was US$45 (2022: US$31).

17

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

12. Suppliers and contractors

	Notes	September 30, 2023	December 31, 2022
Third parties – Brazil		3,535	2,691
Third parties – Abroad		1,817	1,599
Related parties	29	230	171
Total		5,582	4,461

The Company has transactions with certain suppliers, which allows them to anticipate their receivables and the Company to extend its payment term within the short term, that is, during its operational cycle. The outstanding balance related to those transactions was US$1,496 as of September 30, 2023 (December 31, 2022: US$743), of which US$301 (December 31, 2022: US$202) relates to the structure created by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Vale’s social pillar.

13. Other financial assets and liabilities

		Current		Non-Current
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Other financial assets
Restricted cash		-	-	107	77
Derivative financial instruments	18	426	342	449	196
Investments in equity securities (i)		-	-	30	7
		426	342	586	280
Other financial liabilities
Derivative financial instruments	18	19	90	72	186
Other financial liabilities - Related parties	29(b)	162	400	-	-
Financial guarantees provided (ii)	15(b)	-	-	-	103
Liabilities related to the concession grant	13(a)	604	416	2,511	2,554
Contract liability and other financial liabilities		753	766	-	-
		1,538	1,672	2,583	2,843

(i) It mainly relates to a 2.66% noncontrolling interest in Boston Electrometallurgical Company, which aims to promote the development of a technology focused on reducing carbon dioxide emissions in steel production.

(ii) In March 2023, the Company completed the sale of its interest in CSP and derecognized the financial guarantee granted by the Company.

a) Liabilities related to the concession grant

	December 31, 2022	Addition	Present value adjustment	Disbursements	September 30, 2023
Payment obligation	954	25	113	(41)	1,051
Infrastructure investment	2,016	77	133	(162)	2,064

	2,970	102	246	(203)	3,115

Current liabilities	416				604
Non-current liabilities	2,554				2,511
Liabilities	2,970				3,115

Discount rate in nominal terms - Payment obligation	11.04%				11.04%
Discount rate in nominal terms - Infrastructure investment	6.08% - 6.23%				5.57% - 5.98%

18

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

14. Investments in associates and joint ventures

				Investments in associates and joint ventures		Equity results				Dividends received
						Three-month period ended September 30,		Nine-month period ended September 30,		Three-month period ended September 30,		Nine-month period ended September 30,
Associates and joint ventures	Notes	% ownership	% voting capital	September 30, 2023	December 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022
Iron Solutions
Baovale Mineração S.A.		50.00	50.00	26	24	1	1	2	2	-	1	-	1
Companhia Coreano-Brasileira de Pelotização		50.00	50.00	71	80	4	15	13	37	-	-	14	10
Companhia Hispano-Brasileira de Pelotização		50.89	50.00	45	48	5	11	9	11	-	4	19	5
Companhia Ítalo-Brasileira de Pelotização		50.90	50.00	63	62	4	11	11	24	-	-	23	19
Companhia Nipo-Brasileira de Pelotização		51.00	50.00	153	145	12	11	27	33	-	-	33	41
MRS Logística S.A.		48.45	47.37	617	509	42	22	89	52	-	-	-	-
Samarco Mineração S.A.	23	50.00	50.00	-	-	-	-	-	-	-	-	-	-
VLI S.A.		29.60	29.60	370	428	19	9	(71)	(11)	-	-	-	-
				1,345	1,296	87	80	80	148	-	5	89	76
Energy Transition Metals
Korea Nickel Corp. (i)		-	-	-	-	-	-	-	3	-	-	-	-
PT Kolaka Nickel Indonesia		20.00	20.00	12	-	-	-	-	-	-	-	-	-
				12	-	-	-	-	3	-	-	-	-
Others
Aliança Geração de Energia S.A.		55.00	55.00	402	340	10	9	28	25	-	23	16	23
Aliança Norte Energia Participações S.A.		51.00	51.00	105	106	(3)	(2)	(6)	(5)	-	-	-	-
California Steel Industries, Inc.	15(f)	-	-	-	-	-	-	-	-	-	-	-	65
Other				59	56	-	-	2	3	-	-	-	-
				566	502	7	7	24	23	-	23	16	88
Equity results in associates and joint ventures				1,923	1,798	94	87	104	174	-	28	105	164
Other results in associates and joint ventures	15			-	-	-	(9)	(60)	59	-	-	-	-
Equity results and other results in associates and joint ventures				1,923	1,798	94	78	44	233	-	28	105	164

(i) In September 2022, Vale concluded the divestment of its 25% stake in Korea Nickel Corp. for US$16.

19

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

a) Changes in the period

	2023	2022
Balance as at January 1	1,798	1,751
Equity results and other results in associates and joint ventures	104	174
Dividends declared	(59)	(52)
Translation adjustment	68	51
Impairment of CSP	-	(111)
Other	12	(18)
Balance as at September 30	1,923	1,795

Capital reduction in a foreign subsidiary – In August 2022, the Company approved a capital reduction in the amount of US$1,500 (R$7,885 million) of Vale International SA (“VISA”), a wholly-owned foreign subsidiary, leading to a reduction in the absolute value of the investment held by the Parent Company, which resulted in a gain of US$1,543 (R$7,938 million) presented as “Other financial items, net” (note 6) due to the reclassification of the cumulative translation adjustments following our accounting policy for such nature of transaction. The remaining balance of cumulative translation adjustments of VISA represents US$4,789 as of September 30, 2023.

PT Vale Indonesia Tbk (“PTVI”) – PTVI has a Contract of Work with the government of Indonesia to operate its mining licenses, expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure. Therefore, the Company will have to make further divestment of PTVI’s shares no later than December 2025 to comply with these requirements, which may result in Vale losing its control over PTVI in future reporting periods.

15. Acquisitions and divestitures

		Nine-month period ended September 30, 2023
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Companhia Siderúrgica do Pecém	15(b)	-	-	-	-	35
Mineração Rio do Norte	15(d)	-	-	-	-	(93)
		-	-	-	-	(58)

		Nine-month period ended September 30, 2022
		Cumulative translation adjustments			Result of the transaction
	Reference	Other financial items, net	Equity results and other results in associates and joint ventures	Total recycling from OCI	Impairment reversal (impairment) of non-current assets	Equity results and other results in associates and joint ventures
Midwestern System	15(e)	37	-	37	1,121	-
California Steel Industries	15(f)	-	150	150	-	142
Companhia Siderúrgica do Pecém (i)	15(b)	-	-	-	-	(135)
Other	16(e)	28	-	28	3	(9)
		65	150	215	1,124	(2)
Discontinued operations (Coal)	15(g)	3,072	-	3,072	(589)	-
		3,137	150	3,287	535	(2)

(i) Includes impairment of the investment in the amount of US$111 and a provision for accounts receivable with CSP in the amount of US$24.

a) Strategic partnership on the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals will make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM. As a result of both agreements, Manara Minerals and Engine No. 1 will hold a combined 13% equity interest in VBM for the consideration of approximately US$3.4 billion, which will be contributed to VBM thereby diluting Vale to an 87% stake.

20

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Therefore, the Company will retain control over VBM and this agreement shall be accounted for as an equity transaction with any result being recognized in shareholder’s equity upon closing of the transaction, which is expected to take place in 2024, subject to precedent condition, including the approval of the relevant antitrust and regulatory authorities.

b) Sale of Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. Following the terms of the agreement, the Company has impaired its investment in full, with an impact of US$111 and recorded a provision for accounts receivable with CSP in the amount of US$24, both recorded in the income statement for the nine-month period ended September 30, 2022.

In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for US$2,194 (R$11,147 million), which was fully used to prepay most of the outstanding net debt of US$2,296 (R$11,665 million). The remaining balance was settled by the shareholders and so Vale disbursed US$67 upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of US$35 recorded as “Equity results and other results in associates and joint ventures” for the nine-month period ended September 30, 2023.

c) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised its option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. In April 2023, the Company completed the transaction and acquired the minority interest for US$130, resulting in a gain of US$3, recorded in equity as of September 30, 2023, as “Acquisitions and disposals of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

d) Mineração Rio do Norte S.A. (“MRN”) – In April 2023, Vale signed a binding agreement with Ananke Alumina S.A. to sell its 40% stake in MRN, which has been impaired in full since 2021. Under the terms of the agreement, Vale will pay US$93 to the buyer due to certain remaining commitments. Therefore, the Company recognized a provision for that amount with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, as “Equity results and other results in associates and joint ventures”. The completion of the transaction is expected for 2024, subject to customary regulatory approvals.

e) Midwestern System – During the first quarter of 2022, the Company classified the assets and liabilities related to the Midwestern System as held for sale due to the negotiations with interested parties in Vale’s iron ore, manganese and logistics assets in the Midwestern System. These negotiations resulted in the execution of a binding agreement with J&F Mineração Ltda. (“J&F”), which was signed in April 2022.

These offers received during the sale process of the assets represented an objective evidence of impairment reversal and the remeasurement of the existing provision, which led to a gain of US$1,121 recorded in the nine-month period ended September 30, 2022 as “Impairment reversal (impairment) and result on disposal of non-current assets”, of which US$214 relates to the impairment reversal on the Property, plant and equipment and US$916 is due to the remeasurement of the onerous contract liability, partially offset by losses in working capital adjustments at the closing of the transaction in the amount of US$9.

In July 2022, the Company received US$153 on the completion of the transaction and recorded a gain of US$37 due to the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

f) California Steel Industries (“CSI”) - In December 2021, the Company entered into a binding agreement with Nucor Corporation (“Nucor”) for the sale of its 50% interest in CSI for US$437. In February 2022, the Company concluded the sale and recorded a gain of US$292 for the nine-month period ended September 30, 2022, as “Equity results and other results in associates and joint ventures”, of which US$142 relates to a gain from the sale and US$150 is due the reclassification of the cumulative translation adjustments from the shareholders’ equity to the income statement.

g) Discontinued operations (Coal) - In June 2021, in preparation for a sale of the coal operation in connection with the sustainable mining strategic agenda, the Company carried out a corporate reorganization by acquiring the interests held by Mitsui in the coal assets, which consist of Moatize mine and the Nacala Logistics Corridor (“NLC”).

In December 2021, the Company entered into a binding agreement with Vulcan Resources for the sale of coal assets. According to the sale agreement, Vulcan has committed to pay the gross amount of US$270 in addition of a 10-year royalty agreement, subject to certain mine production and coal price conditions and so, any gain will be recognized as incurred due to the nature and uncertainties related to the measurement of these royalties. To date, the Company has not recognized any gain in relation to these royalties.

Therefore, the Company adjusted the net assets of the coal business to the fair value less cost of disposal, which resulted in an impairment loss of US$2,511 and started presenting the coal segment as a discontinued operation from December 2021.

21

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In April 2022, the transaction was completed and the Company recorded a net income from discontinued operations of US$2,060 for the nine-month period ended September 30, 2022, which was mainly driven by the reclassification of the cumulative translation adjustments of US$3,072, from the shareholders’ equity to the income statement, as required by IAS 21 - The Effects of Changes in Foreign Exchange Rates, partially offset by the derecognition of noncontrolling interest of US$585 due to the deconsolidation of the coal assets. Additionally, until the closing of the transaction, the Company recorded losses of US$589 due to the impairment of assets acquired during the period and other working capital adjustments. These effects are presented below:

Net income and cash flows from discontinued operations

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net income from discontinued operations
Net operating revenue	-	-	-	448
Cost of goods sold and services rendered	-	-	-	(264)
Operating expenses	-	-	-	(13)
Impairment and results on disposals of non-current assets, net	-	-	-	(589)
Operating loss	-	-	-	(418)
Cumulative translation adjustments	-	-	-	3,072
Derecognition of noncontrolling interest	-	-	-	(585)
Financial results, net	-	-	-	(7)
Net income before income taxes	-	-	-	2,062
Income taxes	-	-	-	(2)
Net income from discontinued operations	-	-	-	2,060
Net income attributable to Vale's shareholders	-	-	-	2,060

	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Cash flow from discontinued operations
Operating activities
Net income before income taxes	-	-	-	2,062
Adjustments:
Impairment and results on disposals of non-current assets, net	-	-	-	589
Derecognition of noncontrolling interest	-	-	-	585
Financial results, net	-	-	-	(3,065)
Decrease in assets and liabilities	-	-	-	(130)
Net cash generated by operating activities	-	-	-	41

Investing activities
Additions to property, plant and equipment	-	-	-	(38)
Disposal of coal, net of cash	-	-	-	(65)
Net cash used in investing activities	-	-	-	(103)

Financing activities
Payments	-	-	-	(11)
Net cash used by financing activities	-	-	-	(11)
Net cash used by discontinued operations	-	-	-	(73)

22

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

16. Intangibles

	Goodwill	Concessions	Software	Research and development project	Total
Balance as at December 31, 2022	3,189	6,434	87	528	10,238
Additions	-	202	26	5	233
Disposals	-	(22)	-	-	(22)
Amortization	-	(187)	(30)	-	(217)
Translation adjustment	58	268	3	22	351
Balance as at September 30, 2023	3,247	6,695	86	555	10,583
Cost	3,247	8,289	596	555	12,687
Accumulated amortization	-	(1,594)	(510)	-	(2,104)
Balance as at September 30, 2023	3,247	6,695	86	555	10,583

Balance as at December 31, 2021	3,208	5,223	86	494	9,011
Additions	-	443	25	-	468
Disposals	-	(12)	-	-	(12)
Amortization	-	(175)	(32)	-	(207)
Translation adjustment	(93)	159	2	16	84
Balance as at September 30, 2022	3,115	5,638	81	510	9,344
Cost	3,115	6,920	536	510	11,081
Accumulated amortization	-	(1,282)	(455)	-	(1,737)
Balance as at September 30, 2022	3,115	5,638	81	510	9,344

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as at December 31, 2022		8,913	8,042	4,984	7,112	2,475	1,455	2,632	9,325	44,938
Additions (i)		-	-	-	-	-	32	-	4,093	4,125
Disposals		(19)	(9)	(13)	(7)	(6)	-	(2)	(116)	(172)
Assets retirement obligation	24(b)	-	-	-	(196)	-	-	-	-	(196)
Depreciation, depletion and amortization		(341)	(385)	(549)	(340)	(123)	(139)	(245)	-	(2,122)
Translation adjustment		278	284	103	103	100	16	73	220	1,177
Transfers		1,389	937	609	284	109	-	(95)	(3,233)	-
Balance as at September 30, 2023		10,220	8,869	5,134	6,956	2,555	1,364	2,363	10,289	47,750
Cost		18,036	14,203	12,313	15,814	4,355	2,177	5,154	10,289	82,341
Accumulated depreciation		(7,816)	(5,334)	(7,179)	(8,858)	(1,800)	(813)	(2,791)	-	(34,591)
Balance as at September 30, 2023		10,220	8,869	5,134	6,956	2,555	1,364	2,363	10,289	47,750

Balance as at December 31, 2021		8,137	7,232	4,743	7,742	2,334	1,537	2,484	7,722	41,931
Additions (i)		-	-	-	-	-	42	-	3,690	3,732
Disposals		(18)	(10)	(5)	-	(7)	-	(2)	(60)	(102)
Assets retirement obligation	24(b)	-	-	-	(1,091)	-	-	-	-	(1,091)
Depreciation, depletion and amortization		(306)	(360)	(525)	(322)	(121)	(138)	(223)	-	(1,995)
Impairment reversal		56	34	64	39	-	-	21	-	214
Transfer to asset held for sale - Midwestern System		(56)	(34)	(64)	(39)	-	-	(21)	-	(214)
Translation adjustment		69	94	6	(281)	74	9	(27)	(223)	(279)
Transfers		333	449	483	400	119	-	306	(2,090)	-
Balance as at September 30, 2022		8,215	7,405	4,702	6,448	2,399	1,450	2,538	9,039	42,196
Cost		15,090	12,039	11,086	15,445	3,934	2,058	5,647	9,039	74,338
Accumulated depreciation		(6,875)	(4,634)	(6,384)	(8,997)	(1,535)	(608)	(3,109)	-	(32,142)
Balance as at September 30, 2022		8,215	7,405	4,702	6,448	2,399	1,450	2,538	9,039	42,196

(i) Includes capitalized interest, when applicable.

23

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Right-of-use assets (leases)

	December 31, 2022	Additions and contract modifications	Depreciation	Translation adjustment	September 30, 2023
Ports	657	-	(41)	3	619
Vessels	453	5	(32)	-	426
Pelletizing plants	204	12	(38)	9	187
Properties	87	7	(19)	4	79
Energy plants	39	-	(4)	-	35
Mining equipment	15	8	(5)	-	18
Total	1,455	32	(139)	16	1,364

Lease liabilities are presented in note 21.

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	September 30, 2023		December 31, 2022
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	65	34	11	144
IPCA swap	-	45	-	63
Dollar swap and forward transactions	719	-	407	7
LIBOR & SOFR swap	17	-	7	-
	801	79	425	214

Commodities price risk
Gasoil, Brent and freight	49	2	78	56
Energy Transition Metals	25	7	35	1
	74	9	113	57
Other	-	3	-	5

Total	875	91	538	276

b) Net exposure

	September 30, 2023	December 31, 2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	31	(133)
IPCA swap	(45)	(63)
Dollar swap and forward transactions	719	400
LIBOR & SOFR swap (i)	17	7
	722	211
Commodities price risk
Gasoil, Brent and freight	47	22
Energy Transition Metals	18	34
	65	56

Other	(3)	(5)

Total	784	262

(i) In March 2021, the UK Financial Conduct Authority (“FCA”), the financial regulator in the United Kingdom, announced the discontinuation of the LIBOR rate for all terms in pounds, euros, Swiss francs, yen and for terms of one week and two months in dollars at the end of December 2021 and the other terms at the end of June 2023. Vale has finalized the negotiations for the replacement of the reference interest rate of its financial contracts from LIBOR to Secured Overnight Financing Rate ("SOFR"), with spread adjustments to match the transaction costs. The Company does not expect material impacts on the cash flows of these operations.

24

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c)       Effects of derivatives on the income statement

	Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	(22)	45	166	314
IPCA swap	(7)	(3)	23	63
Dollar swap and forward operations	(73)	-	465	-
LIBOR & SOFR swap	9	188	14	386
Forwards	1	2	14	44
	(92)	232	682	807

Commodities price risk
Gasoil, Brent and freight	49	-	29	9
Energy Transition Metals	(8)	(32)	(9)	(7)
	41	(32)	20	2

Other	-	(10)	2	(28)
Total	(51)	190	704	781

d) Effects of derivatives on the cash flows

	Financial settlement inflows (outflows)
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed and floating rate swap	4	(46)	(4)	(89)
IPCA swap	(2)	49	1	60
Dollar swap and forward operations	44	70	162	162
LIBOR & SOFR swap	-	-	4	-
Forwards	1	44	14	36
	47	117	177	169
Commodities price risk
Gasoil, Brent and freight	1	(16)	4	(194)
Energy Transition Metals	22	(1)	61	8
	23	(17)	65	(186)
Others	-	-	-	(1)
Total	70	100	242	(18)

25

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024	2025+
CDI vs. US$ fixed rate swap					63	(83)	(3)	21	2	11	50
Receivable	R$ 5,429	R$ 6,356	CDI	100.48%
Payable	US$ 1,258	US$ 1,475	Fix	1.79%

TJLP vs. US$ fixed rate swap					(32)	(50)	(1)	3	(1)	(4)	(27)
Receivable	R$ 733	R$ 814	TJLP +	1.05%
Payable	US$ 183	US$ 204	Fix	3.44%

					31	(133)	(4)	24	1	7	23

IPCA swap vs. US$ fixed rate swap					(45)	(63)	1	5	-	(6)	(39)
Receivable	R$ 1,132	R$ 1,294	IPCA +	4.54%
Payable	US$ 280	US$ 320	Fix	3.88%

					(45)	(63)	1	5	-	(6)	(39)

R$ fixed rate vs. US$ fixed rate swap					667	318	73	58	202	259	206
Receivable	R$ 18,398	R$ 20,854	Fix	7.38%
Payable	US$ 3,495	US$ 3,948	Fix	0.00%

Forward	R$ 1,629	R$ 4,342	B	5.23	52	82	89	5	14	30	8

					719	400	162	63	216	289	214

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	63	(239)	(541)
	US$ interest rate inside Brazil decrease	63	22	(23)
	Brazilian interest rate increase	63	32	1
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

TJLP vs. US$ fixed rate swap	R$ depreciation	(32)	(75)	(119)
	US$ interest rate inside Brazil decrease	(32)	(37)	(43)
	Brazilian interest rate increase	(32)	(39)	(45)
	TJLP interest rate decrease	(32)	(37)	(42)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(45)	(112)	(179)
	US$ interest rate inside Brazil decrease	(45)	(54)	(63)
	Brazilian interest rate increase	(45)	(56)	(67)
	IPCA index decrease	(45)	(50)	(56)
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	667	(150)	(966)
	US$ interest rate inside Brazil decrease	667	613	557
	Brazilian interest rate increase	667	567	474
Protected item: R$ denominated debt	R$ depreciation	n.a.	-	-

Forward	R$ depreciation	52	(13)	(78)
	US$ interest rate inside Brazil decrease	52	49	46
	Brazilian interest rate increase	52	47	41
Protected item: R$ denominated liabilities	R$ depreciation	n.a.	-	-

26

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024	2025+
LIBOR vs. US$ fixed rate swap					8	7	4	-	4	4
Receivable	US$ 150	US$ 150	LIBOR	0.85%
Payable	US$ 150	US$ 150	Fix	0.85%

SOFR vs. US$ fixed rate swap					9	-	-	2	-	-	9
Receivable	US$ 2,000	-	SOFR	0.00%
Payable	US$ 2,000	-	Fix	3.76%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
LIBOR vs. US$ fixed rate swap	US$ LIBOR decrease	8	7	6
Protected item: LIBOR US$ indexed debt	US$ LIBOR decrease	n.a.	(7)	(6)

SOFR vs. US$ fixed rate swap	US$ SOFR decrease	9	(36)	(83)
Protected item: SOFR US$ indexed debt	US$ SOFR decrease	n.a.	36	83

Protection for American treasury volatility related to tender offer transaction

To reduce the volatility of the premium paid to investors on the tender offer transaction issued in September 2023, treasury lock transactions were implemented and have already been settled as of September 30, 2023.

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Index	Average rate	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023

Forwards	-	-	B	-	-	-	14	-	-

27

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023	2024
Brent crude oil (bbl)
Call options	23,046,000	22,600,500	B	94	47	74	-	20	2	45
Put options	23,046,000	22,600,500	S	60	(1)	(51)	-	1	-	(1)

Forward Freight Agreement (days)
Freight forwards	1,095	2,085	B	14,731	1	(1)	4	1	1	-

					47	22	4	22	3	44

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	46	(38)	(385)
Protected item: Part of costs linked to fuel oil prices	Price input decrease	n.a.	38	385

Forward Freight Agreement (days)
Forwards	Freight price decrease	1	(4)	(8)
Protected item: Part of costs linked to maritime freight prices	Freight price decrease	n.a.	4	8

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023+	2024+
Fixed price nickel sales protection (ton)
Nickel forwards	3,366	766	B	20,919	(7)	7	2	3	(4)	(3)

Hedge program for products acquisition for resale (ton)
Nickel forwards	-	384	S	-	-	(1)	2	-	-	-

					(7)	6	4	3	(4)	(3)

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(3)	(5)	-	2	(3)	-

					(3)	(5)	-	2	(3)	-

28

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	(7)	(22)	(38)
Protected item: Part of nickel revenues with fixed prices	Nickel price decrease	n.a.	22	38

Hedge program for products acquisition for resale (ton)
Forwards	Nickel price increase	n.a.	-	-
Protected item: Part of revenues from products for resale	Nickel price increase	n.a.	-	-

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(3)	(8)	(16)

h) Hedge accounting

	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2023	2022	2023	2022
Net investments hedge	(68)	(47)	77	27
Cash flow hedge	(16)	40	(2)	48

Cash flow hedge

	Notional (ton)				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2023	December 31, 2022	Bought / Sold	Average strike (US$/ton)	September 30, 2023	December 31, 2022	September 30, 2023	September 30, 2023	2023
Nickel revenue hedge program
Forward	1,575	6,300	S	34,929	25	28	57	2	25
					25	28	57	2	25

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Nickel Revenue Hedging Program
Forward	Nickel price increase	25	18	11
Protected item: Part of nickel revenues with fixed sales prices	Nickel price increase	n.a.	(18)	(11)

29

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	September 30, 2023		December 31, 2022
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa1	64	-	32	-
Aa2	367	-	342	5
Aa3	210	-	239	-
A1	1,729	114	1,746	97
A2	183	232	938	145
A3	711	31	918	63
Baa1	5	-	-	-
Baa2	78	-	7	-
Ba2 (i)	427	363	411	174
Ba3 (i)	253	135	164	54
	4,027	875	4,797	538

(i) A substantial part of the balances is held with financial institutions in Brazil and, in local currency, they are deemed investment grade.

30

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

19. Financial assets and liabilities

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		September 30, 2023				December 31, 2022
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	3,967	-	-	3,967	4,736	-	-	4,736
Short-term investments	21	-	-	60	60	-	-	61	61
Derivative financial instruments	18	-	-	426	426	-	-	342	342
Accounts receivable	10	404	-	2,944	3,348	538	-	3,781	4,319
		4,371	-	3,430	7,801	5,274	-	4,184	9,458
Non-current
Judicial deposits	26(c)	1,296	-	-	1,296	1,215	-	-	1,215
Restricted cash		107	-	-	107	77	-	-	77
Derivative financial instruments	18	-	-	449	449	-	-	196	196
Investments in equity securities	13	-	30	-	30	-	7	-	7
		1,403	30	449	1,882	1,292	7	196	1,495
Total of financial assets		5,774	30	3,879	9,683	6,566	7	4,380	10,953

Financial liabilities
Current
Suppliers and contractors	12	5,582	-	-	5,582	4,461	-	-	4,461
Derivative financial instruments	18	-	-	19	19	-	-	90	90
Loans, borrowings and leases	21	976	-	-	976	489	-	-	489
Liabilities related to the concession grant	13(a)	604	-	-	604	416	-	-	416
Other financial liabilities - Related parties	29	162	-	-	162	400	-	-	400
Contract liability and financial liabilities		753	-	-	753	766	-	-	766
		8,077	-	19	8,096	6,532	-	90	6,622
Non-current
Derivative financial instruments	18	-	-	72	72	-	-	186	186
Loans, borrowings and leases	21	13,060	-	-	13,060	12,223	-	-	12,223
Participative shareholders' debentures	20	-	-	2,405	2,405	-	-	2,725	2,725
Liabilities related to the concession grant	13(a)	2,511	-	-	2,511	2,554	-	-	2,554
Financial guarantees		-	-	-	-	-	-	103	103
		15,571	-	2,477	18,048	14,777	-	3,014	17,791
Total of financial liabilities		23,648	-	2,496	26,144	21,309	-	3,104	24,413

a) Hierarchy of fair value

		September 30, 2023				December 31, 2022
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	60	-	-	60	61	-	-	61
Derivative financial instruments	18	-	875	-	875	-	538	-	538
Accounts receivable	10	-	2,944	-	2,944	-	3,781	-	3,781
Investments in equity securities	13	-	30	-	30	-	7	-	7
		60	3,849	-	3,909	61	4,326	-	4,387

Financial liabilities
Derivative financial instruments	18	-	91	-	91	-	276	-	276
Participative shareholders' debentures	20	-	2,405	-	2,405	-	2,725	-	2,725
Financial guarantees		-	-	-	-	-	103	-	103
		-	2,496	-	2,496	-	3,104	-	3,104

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

31

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b) Fair value of loans and borrowings

	September 30, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	7,274	7,121	6,256	6,253
Debentures	226	218	240	225
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	253	253	280	278
R$, with fixed interest	-	-	2	2
Basket of currencies and bonds in US$ indexed to SOFR	151	161	-	-
Debt contracts in the international market in:
US$, with variable and fixed interest	4,564	4,799	4,304	4,391
Other currencies, with variable interest	9	8	9	9
Other currencies, with fixed interest	79	80	90	91
	12,556	12,640	11,181	11,249

20. Participative shareholders’ debentures

			Financial results
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,		Liabilities
	2023	2022	2023	2022	2023	2022	September 30, 2023	December 31, 2022
Participative shareholders’ debentures	30.99	37.00	30	470	304	758	2,405	2,725

On October 2, 2023 (subsequent event), the Company made available for withdrawal as remuneration the amount of US$107 for the first semester of 2023 (2022: US$137 for the first semester of 2022), as disclosed on the “Participating debentures report” available at on the Company’s website.

On April 3, 2023, the Company made available for withdrawal as remuneration the amount of US$125 for the second semester of 2022 (2022: US$225 for the second semester of 2021), as disclosed on the “Participating debentures report” available at on the Company’s website.

21. Loans, borrowings, leases, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

	September 30, 2023	December 31, 2022
Debt contracts	12,556	11,181
Leases	1,480	1,531
Total of loans, borrowings and leases	14,036	12,712

(-) Cash and cash equivalents	3,967	4,736
(-) Short-term investments (i)	60	61
Net debt	10,009	7,915

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and Selic Treasury Notes (“LFTs”), which are floating-rate securities issued by the Brazilian government.

32

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)    Cash and cash equivalents

	September 30, 2023	December 31, 2022
R$	614	1,770
US$	3,055	2,798
Other currencies	298	168
	3,967	4,736

c)	Loans, borrowings, and leases

i) Total debt

		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Quoted in the secondary market:
US$ Bonds	6.03%	-	-	7,157	6,157
R$ Debentures (ii)	9.98%	91	47	127	186
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.13%	47	46	206	232
R$, with fixed interest		-	2	-	-
Basket of currencies and bonds in US$ indexed to SOFR	7.08%	-	-	150	-
Debt contracts in the international market in:
US$, with variable and fixed interest	5.65%	450	54	4,062	4,212
Other currencies, with variable interest	4.10%	-	-	9	9
Other currencies, with fixed interest	3.87%	12	11	66	78
Accrued charges		179	147	-	-
		779	307	11,777	10,874

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2023.

(ii) The Company has debentures in Brazil obtained for the Company's infrastructure investment projects.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.31% per year in US$.

Future flows of debt payments, principal and interest

	Principal	Estimated future interest payments (i)
2023	25	238
2024	651	782
2025	448	756
2026	568	729
2027	1,696	630
Between 2028 and 2030	3,272	1,547
2031 onwards	5,717	2,187
Total	12,377	6,869

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2023 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the interim financial statements.

Covenants

Some of the Company’s debt agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as debt to EBITDA (as defined in note 4a) and interest coverage. The Company did not identify any instances of noncompliance as of September 30, 2023.

33

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

ii) Lease liabilities

	December 31, 2022	Additions and contract modifications	Payments (i)	Interest	Translation adjustment	September 30, 2023
Ports	690	-	(50)	20	1	661
Vessels	441	5	(49)	11	-	408
Pelletizing plants	222	12	(9)	7	9	241
Properties	105	7	(22)	4	2	96
Energy plants	52	-	(5)	2	-	49
Mining equipment	21	8	(4)	-	-	25
Total	1,531	32	(139)	44	12	1,480
Current liabilities	182					197
Non-current liabilities	1,349					1,283
Total	1,531					1,480

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was US$136, recorded in the income statement for the nine-month period ended September 30, 2023 (2022: US$270).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

	2023	2024	2025	2026	2027 onwards	Total	Remaining term (years)	Discount rate
Ports	21	65	64	51	697	898	3 to 20	3% to 5%
Vessels	15	60	59	54	292	480	2 to 10	3% to 4%
Pelletizing plants	55	48	46	17	111	277	1 to 10	2% to 5%
Properties	12	27	17	15	36	107	1 to 10	1% to 6%
Energy plants	2	6	6	6	45	65	1 to 7	5% to 6%
Mining equipment	4	10	7	4	2	27	1 to 5	2% to 6%
Total	109	216	199	147	1,183	1,854

22. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities, including 3 victims still missing, and caused extensive property and environmental damage in the region.

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. The Global Settlement was ratified by the Minas Gerais State Court on February 4, 2021, and the res judicata was drawn up on April 7, 2021.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society, as shown below:

34

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	December 31, 2022	Operating expenses	Monetary and present value adjustments	Disbursements	Translation adjustment	September 30, 2023
Global Settlement for Brumadinho
Payment obligations	882	-	53	(243)	39	731
Provision for socio-economic reparation and others	867	-	128	(381)	34	648
Provision for social and environmental reparation	777	-	75	(55)	33	830
	2,526	-	256	(679)	106	2,209
Commitments
Tailings containment, geotechnical safety and environmental reparation	559	108	45	(123)	21	610
Individual indemnification	45	103	7	(54)	1	102
Other commitments	182	113	31	(57)	7	276
	786	324	83	(234)	29	988
Liability	3,312	324	339	(913)	135	3,197

Current liability	944					1,324
Non-current liability	2,368					1,873
Liability	3,312					3,197

Discount rate in nominal terms	9.08%					9.35%

(i) In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating expenses, net” (note 5c), in relation to tailings management, humanitarian assistance, payroll, legal services, water supply, among others. In the nine-month period ended September 30, 2023, the Company incurred expenses in the amount of US$363 (2022: US$437).

a) Global Settlement for Brumadinho

The Global settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

For the measures (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

b) Provision for individual indemnification and other commitments

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

35

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

c) Contingencies and other legal matters

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of preliminary injunctions ordering Vale to execute specific remediation and reparation actions. As a result of the Global Settlement, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. Indemnifications for individual damages were excluded from the Global Settlement, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. In the same year of 2021, the fulfilment of the Global Settlement was initiated, by Vale and other parties.

Collective Labor Civil Action

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay US$200 thousand (R$1 million) per fatality. In June 2023, the Superior Labor Court ruled the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. The Company is defending itself in the lawsuits and considers that the likelihood of loss is possible.

U.S. Securities class action suit

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. Following the decision of the Court, in May 2020, that denied the Motion to Dismiss presented by the Company, the Discovery phase has started and is expected to be concluded in 2024.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action.

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase of this class action, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings filed by minority shareholders and a class association

In Brazil, Vale is named as a defendant in (i) one arbitration filed by 385 minority shareholders, (ii) two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, and (iii) three arbitrations filed by foreign investment funds.

In the six proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price. The expectation of loss is classified as possible for the six procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$359 (R$1,800 million). In another proceeding filed by foreign funds, the Claimants initially estimated the amount of the alleged losses would be approximately US$779 (R$3,900 million). The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the foreign funds is remote.

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain of Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid US$56 during the nine-month period ended September 30. 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved by the court.

36

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court, the MPF ratified the complaint presented by MPMG, which was received by the competent authority. The MPF and the Brazilian Federal Police conducted a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Vale is defending itself against the criminal claims and is not possible to estimate when a decision will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Decision of the Brazilian Office of the Comptroller General of the Union (“CGU”)

In October 2020, the CGU notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU concluded that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale US$18 (R$86 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of US$18 (R$86 million) during the three-month period ended September 30, 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

d) Insurance

The Company is negotiating with insurers the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. The Company received US$13 from insurers for the nine-month period ended September 30, 2023. In 2022, Vale did not receive payment of indemnification from insurers.

23. Liabilities related to associates and joint ventures

a) Samarco dam failure

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, releasing mine tailings downstream, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

37

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

Under the Framework Agreement, Samarco has primary responsibility for funding Renova Foundation’s annual calendar year budget for the duration of the Framework Agreement. However, to the extent that Samarco does not meet its funding obligations, Vale and BHPB have secondary funding obligations under the Framework Agreement in proportion to their 50 per cent shareholding in Samarco.

Samarco began to gradually recommence operations in December 2020, however, there remains significant uncertainty regarding Samarco’s long-term cash flow generation.

38

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

b)       Changes on the provisions in the period

	December 31, 2022	Income statement	Monetary and present value adjustments	Disbursements	Translation adjustments	September 30, 2023
Renova Foundation reparation and compensation programs	3,124	-	171	(425)	140	3,010
De-characterization of the Germano dam	197	-	5	-	7	209
Liabilities	3,321	-	176	(425)	147	3,219
Current liabilities	1,911					899
Non-current liabilities	1,410					2,320
Liabilities	3,321					3,219

Discount rate in nominal terms	6.20% - 9.51%					5.85% - 9.51%

c)	Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which is held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan (“Plan”), which was approved by the creditors in July 2023, and confirmed by the JR court in September 2023.

Under the Plan, Samarco’s existing US$4.8 billion of financial debt held by creditors will be exchanged for approximately US$3.7 billion of long-term unsecured debt, with payments from 2024 to 2030, in line with Samarco's operational ramp-up and cash flow generation. This new long-term debt will be non-recourse to Samarco’s shareholders.

The Plan also provides that additional cash demands from Fundação Renova will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation.

Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of US$1,078 was reversed in full, with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, recorded as “Income taxes” (note 7a).

In addition, the Plan does not require the capitalization of the expenses of US$740 (R$3,707 million) that were incurred in the past and so, there is no change in relation to the tax treatment adopted. This matter was disclosed in the annual financial statements for the year ended December 31, 2022, in the uncertain tax positions note.

d)	Contingencies related to Samarco accident

These proceedings include public civil actions brought by Brazilian authorities and multiple proceedings involving claims for significant amounts of damages and remediation measures. The Framework Agreements represents a model for the settlement of the public civil action brought by the MPF and other related proceedings. There are also putative securities class actions in the USA against Vale and some of its current and former officers and a criminal proceeding in Brazil. The main updates regarding the lawsuits in the year were as follows:

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking US$31 billion (R$155 billion) (the effect for Vale would be 50% of this amount), which has been suspended from the date of ratification of the TacGov Agreement.

39

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the two-year period ended September 30, 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of the US$31 billion (R$155 billion) claim. Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the US$31 billion (R$155 billion) Federal Public Prosecution Office claim.

The goal in signing a potential agreement is to provide a stable framework for the execution of reparation and compensation programs. However, the potential agreement is still uncertain as it is subject to conclusion of the negotiations and approval by the Company, relevant authorities and intervenient parties.

The estimate of the economic impact of a potential agreement will depend mainly on (i) a detailed assessment of the estimates of the amounts to be spent on the reparation and compensation projects being discussed, (ii) an analysis of the detailed scope of such projects to determine their overlap with the initiatives and amounts already reserved; and (iii) the timing of the execution of projects and disbursements, which will impact the present value of these obligations.

Therefore, until any revisions to the Programs are agreed, Renova Foundation will continue to implement the Programs in accordance with the terms of the Framework Agreement and the TacGov Agreement, for which the expected costs are reflected in the Company’s provision.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the TTAC, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of US$2.1 billion (R$10.3 billion), in ten installments, which the effect for Vale would be 50% of this amount. On April 28, 2023, the Federal Court granted the companies' request for a suspensive effect on the decision that determined this deposit.

In August 2023, the judge issued a judicial decision recognizing the existence of new territories impacted by the collapse of the Fundão dam. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with the TTAC obligations.

Criminal proceedings

In September 2019, the court has dismissed part of the charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

United Kingdom contribution claim

As a result of the rupture of Samarco’s Fundão dam, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales (The “UK Claim”). The UK Claim includes only BHP and was filed on behalf of certain individuals and municipalities in Brazil only against BHP for allegedly damages caused by the Fundão dam failure.

In December 2022, BHP filed a contribution claim against Vale, in which BHP requests the sharing with Vale of any reflection in the UK claim. However, the Company believes that is not subject to the jurisdiction of the English Court and it does not have any contractual obligation in relation to this matter.

In August 2023, the English court rejected the Company’s filing at the initial stage of the proceedings to contest the competence of the English Court jurisdiction in relation to Vale. The Company is taking the appropriate legal measures to defend itself against any alleged liability related to the UK Claim and has assessed the likelihood of loss in this proceeding as remote. Additionally, the Company believes that any amount to be paid would be reduced by the compensation already included in the TTAC, for which the Company has sufficient provisions recorded at the balance sheet.

40

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

24. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations require the decommissioning of the assets and mine sites that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In September 2020, the Federal Government enacted a new Law modifying the National Dam Safety Policy, reinforcing the prohibition of constructing and raising upstream dams in Brazil. The law also requires companies to de-characterize the structures built using the upstream method by 2022, or by a later date if it is proven that the de-characterization is not technically feasible by 2022. As made available to competent bodies, a substantial part of the Company's de-characterization projects will be completed in a period exceeding the date established in the legislation due to the characteristics and safety levels of the Company's geotechnical structures.

Thus, in February 2022, the Company filed with the relevant bodies a request for an extension to perform the projects and, as a result, signed a Term of Commitment establishing legal and technical certainty for the process of de-characterization of the upstream dams, considering that the deadline defined was technically infeasible, especially due to the necessary actions to increase safety during the works. With the signing of the agreement, the Company recorded an additional provision of US$37 to make investments in social and environmental projects over a period of 8 years.

In December 2022, the Federal Government published a decree regulating dispositions of the National Dam Safety Policy, regulates dam supervision activities, establishes the competence to regulate the extension of the self-rescue zone for authorities acting in dam emergency situations, and presents guidelines on technical reports regarding the causes of a breach and other aspects of management of geotechnical structures. This decree also determined that companies must present guarantees for dams in an alert situation, however, the procedures for measuring and executing these guarantees are still being discussed by the responsible public agencies.

In February 2023, ANM issued a resolution that modifies the current dam safety regulation. The main changes are new rules in connection with the active and passive monitoring during the de-characterization of dams, the simplified dam collapse study and simplified emergency action plan for specific cases, and the dam safety plan. The Company believes its provisions are sufficient to comply with the effective legal obligations.

Thus, depending on the development of these laws, the provisions registered by the Company may be materially impacted in future periods.

a) De-characterization of upstream and centerline geotechnical structures

As a result of the Brumadinho dam failure (note 22) and, in compliance with the Law, the Company has decided to speed up the plan to “de-characterize” of all its tailings dams built under the upstream method, certain “centerline structures” and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted at present value at a rate, which reduced from 6.16% to 5.80%. Changes in the provisions are as follows:

	2023	2022
Balance as at January 1,	3,378	3,523
Additional provision	-	72
Disbursements	(319)	(247)
Monetary and present value adjustments	214	(23)
Translation adjustment	143	129
Balance as at September 30,	3,416	3,454

41

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	September 30, 2023	December 31, 2022
Current liabilities	485	357
Non-current liabilities	2,931	3,021
Liabilities	3,416	3,378

Evacuation of communities

As disclosed in the annual financial statements for the year ended December 31, 2022, the Company is defending itself in two public civil actions filed by the Public Prosecutor's Office of the State of Minas Gerais claiming injunctions and socio-economic damages arising from the evacuations of communities located within the self-rescue zones of the dams located in Ouro Preto (Doutor) and Barão de Cocais (Sul Superior).

In August 2023, Vale entered into an agreement to extinguish the Public Civil Action of the Sul Superior dam, in the amount of US$108 (R$527 million), which is recorded as other liabilities on the balance sheet as at September 30, 2023.

Operational stoppage and idle capacity

In addition, due to the de-characterization projects, the Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its upstream dam structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the ferrous mineral segment in the amounts of US$47 for the nine-month period ended September 30, 2023 (2022: US$202). The Company is working on legal and technical measures to resume all operations at full capacity.

b) Asset retirement obligations and environmental obligations

	Liability			Discount rate		Cash flow maturity
	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Liability by geographical area
Brazil	1,856	1,788	5.85%	6.20%	2096	2096
Canada	1,372	1,683	1.94%	1.11%	2148	2148
Oman	114	114	3.65%	3.90%	2035	2035
Indonesia	74	73	4.30%	4.33%	2061	2061
Other regions	124	145	2,38% - 2,85%	1.84% - 2.00%	-	-
	3,540	3,803

Provision changes during the period

	2023			2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Balance on January 1,	3,466	337	3,803	4,283	297	4,580
Monetary and present value adjustments	92	6	98	44	1	45
Disbursements	(109)	(76)	(185)	(73)	(41)	(114)
Revisions on projected cash flows	(328)	78	(250)	(1,173)	(4)	(1,177)
Transfer to assets held for sale	-	-	-	(49)	(2)	(51)
Translation adjustment	59	15	74	(116)	5	(111)
Balance on September 30,	3,180	360	3,540	2,916	256	3,172
	September 30, 2023			December 31, 2022
	Asset retirement obligations	Environmental obligations	Total	Asset retirement obligations	Environmental obligations	Total
Current	211	149	360	210	94	304
Non-current	2,969	211	3,180	3,256	243	3,499
Liability	3,180	360	3,540	3,466	337	3,803

42

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

Financial guarantees

The Company has issued letters of credit and surety bonds for US$894 as of September 30, 2023 (December 31, 2022: US$644), in connection with the asset retirement obligations for its Energy Transition Metals operations. In addition, for Indonesia, the Company has bank deposits as collateral in relation to the bank guarantees issued by the bank in relation to the reclamation and mine closure guarantees.

25. Provisions

		Current liabilities		Non-current liabilities
	Notes	September 30, 2023	December 31, 2022	September 30, 2023	December 31, 2022
Provisions for litigation	26	119	106	1,341	1,186
Employee post retirement obligation	27	78	66	1,231	1,260
Payroll, related charges and other remunerations		746	864	-	-
		943	1,036	2,572	2,446

26.	Litigations

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

a)        Provision for legal proceedings

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations - Mainly refers to the lawsuit filed in 2011 by Valepar (merged by Vale) seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. The amount reserved for this proceeding as of September 30, 2023 is US$543 (2022: US$498). This proceeding is fully guaranteed by a judicial deposit.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

The lawsuits related to Brumadinho event (note 22) and the Samarco dam failure (note 23) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

43

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as at December 31, 2022	576	291	411	14	1,292
Additions and reversals, net	4	62	95	-	161
Payments	(3)	(35)	(64)	(2)	(104)
Indexation and interest	31	29	(7)	5	58
Translation adjustment	24	10	18	1	53
Balance as at September 30, 2023	632	357	453	18	1,460

Balance as at December 31, 2021	456	284	358	7	1,105
Additions and reversals, net	3	39	47	7	96
Payments	(1)	(51)	(43)	-	(95)
Indexation and interest	22	28	13	-	63
Translation adjustment	13	5	12	-	30
Discontinued operations	(1)	(7)	(2)	-	(10)
Balance as at September 30, 2022	492	298	385	14	1,189

b)       Contingent liabilities

	September 30, 2023	December 31, 2022
Tax litigations	6,731	6,590
Civil litigations	1,296	1,270
Labor litigations	496	569
Environmental litigations	1,270	1,102
Total	9,793	9,531

There have not been any relevant developments since the December 31, 2022, financial statements.

c) Judicial deposits

	September 30, 2023	December 31, 2022
Tax litigations	1,014	945
Civil litigations	119	123
Labor litigations	146	134
Environmental litigations	17	13
Total	1,296	1,215

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted US$2.5 billion (R$12.7 billion) (December 31, 2022: US$2.3 billion (R$12 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

44

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

27. Employee benefits

a) Employee post retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	September 30, 2023			December 31, 2022
	Overfunded pension plans (i)	Underfunded pension plans	Other benefits	Overfunded pension plans	Underfunded pension plans	Other benefits
Balance at beginning of the period	1,114	-	-	919	-	-
Interest income	80	-	-	84	-	-
Changes on asset ceiling	333	-	-	65	-	-
Translation adjustment	33	-	-	46	-	-
Balance at end of the period	1,560	-	-	1,114	-	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(5,013)	(594)	(1,044)	(5,142)	(608)	(1,057)
Fair value of assets	6,653	329	-	6,340	339	-
Effect of the asset ceiling	(1,560)	-	-	(1,114)	-	-
Assets (liabilities)	80	(265)	(1,044)	84	(269)	(1,057)
Current liabilities	-	(14)	(62)	-	(10)	(56)
Non-current assets (liabilities)	80	(251)	(982)	84	(259)	(1,001)
Assets (liabilities)	80	(265)	(1,044)	84	(269)	(1,057)

(i) The pension plan asset is recorded as “Other non-current assets” in the statement of financial position.

b) Long-term incentive programs

The Company has long-term reward mechanisms that include the Matching Program and the Performance Shares Units (“PSU”) for eligible executives, whose objective is to encourage the permanence of employees and stimulate performance.

The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

On March 30, 2023, a new cycle of the Matching program started, and the fair value estimate was based on the Company's share price and ADR at the grant date, R$81.82 and US$15.94 per share. The number of shares that will be granted for the 2023 cycle is 1,330,503 (2022: 1,437,588 shares).

On April 28, 2023, a new cycle of the PSU program has started and the Company will grant up to 1,177,755 shares (2022: 1,709,955 shares). The fair value was calculated based on the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations and the expected value of the total performance factor are presented below:

	2023	2022
Granted shares	1,177,755	1,709,955
Date shares were granted	january 2, 2023	january 3, 2022
VALE (R$)	88.88	78.00
VALE ON (US$)	16.60	13.81
Expected volatility (per year)	48.33%	39.00%
Expected term (in years)	3	3
Expected shareholder return indicator	72,42%	51,20%
Expected performance factor	79.32%	53.08%

The fair value of both programs will be recognized on a straight-line basis over the required three-year period of service, net of estimated losses.

45

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

28. Equity

a)       Share capital

As at September 30, 2023, the share capital was US$61,614 corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2023
Shareholders	Common shares	Golden shares	Total
Shareholders with more than 5% of total capital	954,874,781	-	954,874,781
Previ	395,535,756	-	395,535,756
Mitsui&co	286,347,055	-	286,347,055
Blackrock, Inc	272,991,970	-	272,991,970
Free floating	3,347,979,507	-	3,347,979,507
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,302,854,288	12	4,302,854,300
Shares in treasury	236,153,280	-	236,153,280
Total capital	4,539,007,568	12	4,539,007,580

b) Cancelation of treasury shares

	Number of canceled shares	Carrying amount
Cancelation approved on March 2, 2023 (i)	239,881,683	4,164
Nine-month period ended September 30, 2023	239,881,683	4,164

Cancelation approved on February 24, 2022 (i)	133,418,347	2,830
Cancellation approved on July 28, 2022	220,150,800	3,786
Nine-month period ended September 30, 2022	353,569,147	6,616

(i) During the nine-month period ended September 30, 2023 and 2022, the Board of Directors approved cancelations of common shares issued by the Company, acquired and held in treasury, without reducing the amount of its share capital. The effects were recorded within recorded within shareholders' equity as "Treasury shares cancelled", between "Profit reserves" and "Treasury shares".

c)	Remuneration approved

•	On October 26, 2023 (subsequent event), the Board of Directors approved an additional remuneration to its shareholders in the amount of US$2,000 (R$10,033 million) as an anticipation of the shareholders remuneration for the year ending December 31, 2023, of which US$657 (R$3,295 million) was approved as interest on capital and US$1,343 (R$6,738 million) as dividends. This amount is expected to be paid in December 2023.

•	On July 27, 2023, the Board of Directors approved interest on capital to its shareholders in the amount of US$1,744 (R$8,277 million) as an anticipation of remuneration for the year ended December 31, 2023. This amount was fully paid in September 2023.

•	On February 16, 2023, the Board of Directors approved shareholder’s remuneration of US$1,569 (R$8,130 million), of which US$1,132 (R$5,865 million) is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022, and US$437 (R$2,265 million) as an additional remuneration, recorded in equity as “Additional remuneration reserve”. This amount was fully paid in March 2023.

•	On February 24, 2022, the Board of Directors approved the remuneration to its shareholders in the amount of US$3,500 (R$17,849 million) as an additional remuneration for the year ended December 31, 2021, recorded in equity as “Additional remuneration reserve”. This amount was fully paid in March 2022.

•	On December 1, 2022, the Board of Directors approved interest on capital to its shareholders in the amount of US$254 (R$1,319 million), as an anticipation of the income for the year ended December 31, 2022, which is part of the minimum mandatory remuneration, recorded as a liability for the year ended December 31, 2022. This amount was fully paid in March 2023.

46

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

d)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2023	2022	2023	2022
Shares buyback program for 500,000,000 shares (i)
Acquired by Parent	93,638,352	55,645,200	1,378	855
Acquired by wholly owned subsidiaries	88,058,750	63,469,279	1,292	964
	181,697,102	119,114,479	2,670	1,819

Shares buyback program for 470,000,000 shares (ii)
Acquired by Parent	-	81,855,600	-	1,501
Acquired by wholly owned subsidiaries	-	96,959,900	-	1,750
	-	178,815,500	-	3,251
Shares buyback program	181,697,102	297,929,979	2,670	5,070

(i) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs. Due to the conclusion of the current program, the Board of Directors approved on October 26, 2023 (subsequent event) a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months.

(ii) On April 1, 2021, the Board of Directors approved the common shares buyback program, limited to a maximum of 270,000,000 common shares or their respective ADRs. Continuing the previous program, the Board of Directors approved a new shares buyback program on October 28, 2021, with a limit of up to 200,000,000 common shares or their respective ADRs. Both programs were concluded in 2022.

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Three-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	92	-	1
Aliança Geração de Energia S.A.	-	(38)	-	-	(34)	-
Pelletizing companies (i)	-	(67)	(7)	-	(81)	(8)
MRS Logística S.A.	-	(131)	-	-	(118)	-
Norte Energia S.A.	-	(27)	-	-	(37)	-
Other	8	(3)	1	12	(3)	1
	8	(266)	(6)	104	(273)	(6)
Associates
VLI	95	(9)	(1)	72	(8)	(1)
Other	-	-	-	1	(1)	(1)
	95	(9)	(1)	73	(9)	(2)
Shareholders
Bradesco	-	-	(47)	-	-	88
Mitsui	60	-	-	67	-	-
	60	-	(47)	67	-	88
Total	163	(275)	(54)	244	(282)	80

47

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Nine-month period ended September 30,
	2023			2022
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	93	-	-	347	-	(1)
Aliança Geração de Energia S.A.	-	(90)	-	-	(87)	-
Pelletizing companies (i)	-	(155)	(32)	-	(249)	(28)
MRS Logística S.A.	-	(309)	-	1	(296)	-
Norte Energia S.A.	-	(87)	-	-	(100)	-
Other	24	(8)	1	31	(6)	-
	117	(649)	(31)	379	(738)	(29)
Associates
VLI	240	(20)	(2)	218	(20)	(2)
Other	-	-	-	1	(1)	(1)
	240	(20)	(2)	219	(21)	(3)
Shareholders
Bradesco	-	-	222	-	-	270
Mitsui	190	-	-	224	-	-
	190	-	222	224	-	270
Total	547	(669)	189	822	(759)	238

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

b)       Outstanding balances with related parties

	Assets
	September 30, 2023			December 31, 2022
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	-	91	17
Pelletizing companies (i)	-	-	14	-	-	25
MRS Logística S.A.	-	-	25	-	-	25
Other	-	3	17	-	4	50
	-	3	56	-	95	117
Associates
VLI	-	84	-	-	14	-
Other	-	-	1	-	-	1
	-	84	1	-	14	1
Shareholders
Bradesco	263	-	385	335	-	154
Banco do Brasil	58	-	-	30	-	-
Mitsui	-	5	-	-	89	-
	321	5	385	365	89	154
Pension plan	-	18	-	-	13	-
Total	321	110	442	365	211	272

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

48

Notes to the Interim Financial Statements Expressed in millions of United States dollar, unless otherwise stated

	Liabilities
	September 30, 2023		December 31, 2022
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	138	162	63	400
MRS Logística S.A.	34	-	57	-
Other	39	-	31	-
	211	162	151	400
Associates
VLI	5	101	5	53
Other	3	-	3	-
	8	101	8	53
Shareholders
Bradesco	-	23	-	75
Mitsui	-	-	1	-
	-	23	1	75
Pension plan	11	-	11	-
Total	230	286	171	528

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

49

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 26, 2023		Director of Investor Relations